02034016

ish Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

02 MAY 14 AM 10:

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
Global Tree Technologies Inc.	**February 28, 2002**	**April 29, 2002**

ISSUER ADDRESS:

Suite #910, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8

SUPPL

Phone number	*Fax Number:*	*E-mail address*	*Website:*
(604) 682-2928	**(604) 682-6038**	Info@globaltree.com	www.globaltree.com

CONTACT PERSON	CONTACT'S POSITION	*CONTACT TELEPHONE NO.*
Thomas J. Kennedy	**President and Director**	**(604) 682-2928**

PROCESS
MAY 2 1 200
THOMSON
FINANCIAL

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED
"Thomas Kennedy"	April 29, 2002
DIRECTOR'S SIGNATURE	DATE SIGNED
"Elston Johnston"	April 29, 2002

dlw 5/15

GLOBAL TREE TECHNOLOGIES INC.

Balance Sheet
(Unaudited – Prepared by Management)

	February 28, 2001 $	August 31, 2001 $
ASSETS		
Current assets:		
Cash	203	1,013
Accounts receivable	32,860	55,004
Prepaid expenses	12,284	12,284
	45,347	68,301
Capital assets	94,663	124,222
Note receivable	361,470	361,222
Mineral property	70,000	60,000
	571,480	613,993
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	758,216	688,752
Due to related parties	427,498	475,263
Notes payable	171,579	171,579
Deferred compensation	132,680	68,480
	1,489,973	1,404,074
Shareholders' equity:		
Share capital (Note 3)	8,509,127	8,493,127
Deficit	(9,427,620)	(9,283,208)
	(918,493)	(790,081)
	571,480	613,993

Approved by the Directors:

Sign:

"Thomas Kennedy" *"Elston Johnson"*

GLOBAL TREE TECHNOLOGIES INC.

Statement of Operations and Deficit
(Unaudited – Prepared by Management)

	3 months February 28, 2002	3 months February 28, 2001	6 months February 28, 2002	6 months February 28, 2001
	$	$	$	$
Administrative expenses				
Accounting and audit	1,204	24,487	1,332	40,557
Audio and video	-	15,496	-	40,428
Auto expense	-	6,748	1,161	9,691
Bank charges and interest	146	7,154	357	13,241
Bandwidth and Communications	-	75,483	-	135,546
Business plan		35,230	-	35,230
Consulting fees	24,459	40,386	54,351	55,896
Commissions	7,000		7,000	8,850
Depreciation	15,334	15,554	24,306	27,381
Equipment rental	-	11,899	-	20,503
Insurance	-	4,147	-	8,578
Investor relations and Shareholder information	3,727	47,052	3,727	63,525
Legal fees	5,196	52,735	13,531	106,116
License and taxes	-	4,170	-	4,843
Management fees	16,740	33,034	36,000	99,092
News story and fee	-	23,703	-	38,685
Office, telephone and Miscellaneous	143	48,542	1,514	75,570
Office rent	-	34,441	-	86,526
Printing	-	-	-	13,013
Salaries and benefits	(6,500)	146,856	778	279,782
Sub-contractors	-	122,355		251,940
Transfer agent fees	424	2,369	1,976	5,170
Travel and accommodation	-	54,671		140,422
	(67,872)	(806,512)	(146,032)	(1,560,585)
Other recoveries (expenses)				
Interest income	-	2,765	6	7,574
Gain on sale of office equipment	-	-	2,515	-
Write down assets	(900)	-	(900)	-
Fees		13,750		13,750
Net Income (Loss) for the period	(68,773)	(789,997)	(144,412)	(1,539,261)
Deficit, beginning of period	(9,358,847)	(5,552,124)	(9,283,208)	(4,802,860)
Deficit, end of period	(9,427,620)	(6,342,121)	(9,427,620)	(6,342,121)
Loss per share	(0.01)	(0.02)	(0.01)	(0.03)

GLOBAL TREE TECHNOLOGIES INC.

Statement of Cash Flows
(Unaudited – Prepared by Management)

	3 months February 28, 2002	2001	6 months February 28, 2002	2001
CASH PROVIDED BY (USED IN)				
Operating activities:				
Loss for the period	(68,772)	(789,760)	(144,411)	(1,539,261)
Items not involving cash:				
Depreciation	15,334	15,554	24,306	27,381
Write-off assets	900	-	900	-
Loan bonus	6,000		6,000	
	(58,538)	(774,206)	(125,205)	(1,511,880)
Changes in non-cash working capital items:				
Amounts receivable and prepaid expenses	50,138	94,824	22,143	(102,964)
Accounts payable and accrued liabilities	(16,423)	159,272	69,464	247,780
Payable to related parties	(19,719)	-	(47,765)	-
Deferred compensation	32,100	-	64,200	-
	(442)	(520,110)	(5,163)	(1,367,064)
Investing activities:				
Capital assets	-	(150,522)	1,838	(632,188)
Letter patents	-	-	-	(4,845)
Mineral properties	-	(15,000)	-	(17,500)
	-	(165,522)	1,838	(654,533)
Financing activities				
Gain on Sale of office equipment	-		2,515	-
Issuance of shares for cash		273,500		1,805,400
Leases payable	-	(14,822)	-	70,391
Bank indebtness		490,000		490,000
Shareholder's loans	-	(24,570)	-	143,917
	6,000	724,108	8,515	2,509,708
(Decrease) Increase in cash in the period	(442)	38,476	(810)	488,111
Cash, beginning of period	645	504,239	1,013	54,604
Cash, end of period	203	542,715	203	542,715

Supplemental cash flow information

	3 months 2002	2001	6 months 2002	2001
Non-cash financing and investing activities:				
Issuance of capital stock for				
Bonus	6,000		6,000	
Mineral Property	10,000		10,000	

1. Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions to the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended August 31, 2001.

2. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. Mineral property

On November 15, 2000 the Company received an option to acquire a 50% interest in 24 mineral claims located in the Cariboo Mining Division, British Columbia. On January 15, 2002 the agreement was amended whereby the Company must:

i) pay $30,000 cash (or in shares of Global Tree at a deemed price of $0.10 per share) with 15 months of the Approval Date (issued during the period);
ii) issue an additional 400,000 common shares of the Company in stages over a four year period; and
iii) incur Exploration Expenditures of $1,550,000 in stages over a five year period.

4. Share Capital

a. Authorized: Unlimited number class "A": common shares without par value. Unlimited number class "B" convertible preferred shares without par value.

b. Issued:

	Number of Shares	Amount
Balance, August 31, 2001	51,518,916	$8,493,127
Issued during the period:		
For loan bonus	60,000	6,000
For mineral property	100,000	10,000
Balance, February 28, 2002	51,678,916	$8,509,127

4. Share Capital, continued

c. During the period the Company issued 60,000 common shares at a deemed value of $0.10 per share in consideration of two loans made to the Company in aggregate amount of $30,000 and 100,000 common shares pursuant to a mineral property transactions. (see Note 3)

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company accrued the following amounts to related parties. The amounts are non-interest bearing and are only payable when the company is in a positive cash flow position;

i) $36,000 a Director of the Company for management fees; and
ii) $24,000 to a Director of the Company for consulting fees.

British Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

NAME OF ISSUER	*FOR QUARTER ENDED*	*DATE OF REPORT*
Global Tree Technologies Inc.	**February 28, 2002**	**April 29, 2002**

ISSUER ADDRESS:

Suite #910, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8

Phone number	*Fax Number:*	*E-mail address*	*Website:*
(604) 682-2928	**(604) 682-6038**	Info@globaltree.com	www.globaltree.com

CONTACT PERSON	CONTACT'S POSITION	*CONTACT TELEPHONE NO.*
Thomas J. Kennedy	**President and Director**	**(604) 682-2928**

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED
"Thomas Kennedy"	April 29, 2002
DIRECTOR'S SIGNATURE	DATE SIGNED
"Elston Johnston"	April 29, 2002

SECURITIES ISSUED DURING THE PERIOD ENDED FEBRUARY 28, 2002.

Date YY/MM/DD	Type of Issue	Description	Number of Shares Issued	Price per share	Proceeds $	Type of Consideration
02/01/15	Common	Bonus	60,000	$0.10	Nil	Loan

OPTIONS GRANTED DURING THE PERIOD ENDED FEBRUARY 28, 2002.

Date Granted	Number	Type	Description/Name	Exercise Price	Expiry Date
Nil					

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT FEBRUARY 28, 2002

Security	Amount	Exercise or Convertible Price per share	Expiry Date YY/MM/DD
Warrants	510,000	$0.17	02/04/17
Warrants	8,666,666	$0.20	02/11/24
Options	842,000	$0.10	06/06/04

LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2002

Thomas J. Kennedy, President and Director
Elston Johnston, Director
Dwayne Yaretz, Secretary
Bruce Hirsche, Director

Vernon Porter, Treasurer
Jim Renwick, Assistant Secretary
John Kowalchuk, Vice President

Description of Business

Until late 2000 the Company's principle business was the exploration and development of mineral properties. In mid 2000, the Board of Directors decided to diversify the Company's investments by investing in the e-commerce industry. The Company is presently focusing on developing software for advertisers to target advertisements to radio listeners based on individual demographic, geographic or special interest criteria, and to report on the success of advertisement targeting campaigns.

Competition

The internet based business is intensely competitive and involves a high degree of risk. Competitors include well-capitalized companies, independent companies and other companies having financial and other resources far greater than those of the Company. Existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and greater technical and marketing resources that the Company does. Such Companies may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and internet publishers. The Company cannot provide assurance that its competitors will not develop products or services that are equal or superior to the Company's or that achieve greater market acceptance than its content.

Results of Operations

The Company reports a net loss of Cdn $144,412 or $0.01 per share, for the six months ended February 28, 2002. The Company had no revenues during the period other than the sale of office equipment of $4,353. There company wrote off a leasehold investment of $900 upon expiration of the lease. There were no other write-downs or write-offs during the period.

Related Party Transactions

Under Management and Services Agreements with the President of the Company the Company is charged monthly fees of $6,000, and a Director of the Company receives $4,000 per month for consulting. These amounts are currently being deferred until the Company is in a position to pay them.

Liquidity and Capital Resources

At this time, the Company has no operating revenues and has a working capital deficiency of approximately $1,444,626. The capital markets' evaluation of internet companies in general has been very negative over the past year "the dot.com effect" and accordingly the company has not been able to obtain new financing as needed to maintain its internet based radio operations. The company is dependant upon related party advances and the continued support of its creditors in the short term to remain in existence. During the period the Company issued 60,000 shares as a bonus in connection with $30,000 in loans. The ability of the company to continue evaluation of its e-targeting software and the exploration of its mineral property interest is dependent upon its completing a new equity financing.